UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

 BARE ESCENTUALS, INC.
(Name of Subject Company)

BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

067511105

(CUSIP Number of Class of Securities)

 Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

 Copy to:
Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda –ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,763,985,969	$ 125,773
*
Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $18.20, the per share tender offer price, by 96,922,306 the sum of the 92,048,851 currently outstanding shares of Common Stock sought in the Offer and the 4,873,455 shares of Common Stock subject to all outstanding options.

**	Calculated by multiplying the transaction valuation by 0.00007130.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 125,773	Filing Party: Blush Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 25, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 and previously amended by Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a corporation organized under the laws of Japan (“Shiseido”).  The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all outstanding shares of Common Stock, par value $.001 per share (the “Shares”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.20 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Documentation relating to the Offer has been mailed to Bare Escentuals’ stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 750-9499 or collect at (212) 750-5833 for banks and brokers.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The third and the fourth paragraphs under Section 9. Financing of the Offer and the Merger on page 15 of the Offer to Purchase are hereby amended and restated to read as follows:

“Prior to the execution of the Merger Agreement, Parent received a debt commitment letter dated as of January 13, 2010 (the “Commitment Letter”) from Mizuho Bank, Ltd. (“Mizuho”) pursuant to which, and subject to the conditions set forth therein, Mizuho had committed to provide Parent with an unsecured senior credit facility in the amount of ¥190 billion, the approximate equivalent of $2.09 billion, for the purpose of financing the Offer and the Merger and paying fees and expenses related to the Offer and the Merger.  An English language translation of the Commitment Letter and a term sheet summarizing the terms of Mizuho’s commitment as of the date of the Commitment Letter are attached hereto as Exhibits (b)(1) and (b)(2).

Subsequently, Parent and Mizuho entered into a Senior Credit Facility Agreement dated March 5, 2010 and an Overdraft Agreement dated March 5, 2010, (collectively, the “Senior Credit Facility Agreements”) pursuant to which, and subject to the conditions set forth therein, Mizuho has provided the Parent with an unsecured senior credit facility (the “Senior Credit Facility”) in the amount of ¥100 billion, the approximate equivalent of $1.12 billion, for the purpose of financing the Offer and the Merger and paying fees and expenses related to the Offer and the Merger.  Parent intends to use the proceeds of the Senior Credit Facility and cash on hand to finance the Offer and the Merger.  Purchaser has filed an English language translation of each of the Senior Credit Facility Agreements as Exhibits (b)(3) and (b)(4), respectively, to the Schedule TO filed with the Commission in connection with the Offer, which is available free of charge on the Commission’s website at http://www.sec.gov.”

The paragraphs appearing under the headings “Interest Rate and Fees”, “Term, Repayment and Prepayments” and “Other Terms” on page 16 of the Offer to Purchase are  hereby amended and restated to read as follows:

“Interest Rate and Fees.  Borrowings under the Senior Credit Facility shall bear interest at a rate equal to the current market interest rate plus an applicable margin of 0.50% per annum. In addition, Parent will pay customary commitment, arrangement and other fees.

Term, Repayment and Prepayments.  The term of the Senior Credit Facility will end on March 8, 2011. Parent will be entitled, on any date, to repay all or a part of the principal amount of the Senior Credit Facility. Parent is assessing various options to finance or repay the loan, but no plans or arrangements have been made. Parent will be required to prepay a portion of the Senior Credit Facility, upon sale of shares in the Company or other customary events.

Other Terms.  The Senior Credit Facility Agreements contain representations, warranties, affirmative and negative covenants and events of default customary for similar financings.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(b)(3) Memorandum, dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.

(b)(4) Agreement on Overdraft in Special Current Account (for Money Market Interest Rate use), dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2010

BLUSH ACQUISITION CORPORATION

By:	/s/ Joseph S. Kendy, Jr.
	Name:	Joseph S. Kendy, Jr.
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2010

SHISEIDO COMPANY, LIMITED

By:	/s/ Carsten Fischer
	Name:	Carsten Fischer
	Title:	Chief Officer
International Business Division

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Purchase dated January 25, 2010.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)*	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.

(a)(7)*	Joint Press Release issued by Shiseido and the Company on January 25, 2010.

(b)(1)*	Letter of Commitment for Senior Credit Facility between Mizuho Bank, Limited and Shiseido, dated January 13, 2010.

(b)(2)*	Summary of Financing Terms between Mizuho Bank, Limited and Shiseido.

(b)(3)	Memorandum, dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.

(b)(4)	Agreement on Overdraft in Special Current Account (for Money Market Interest Rate use), dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of January 14, 2010, among Shiseido, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2010).

(d)(2)
Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Purchaser, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

(d)(3)*	Contribution Agreement, dated as of January 14, 2010, between Shiseido and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004.

(d)(4)*	Confidentiality Agreement, dated as of September 17, 2009, between Shiseido and the Company.

(d)(5)
Amended and Restated Name and Likeness Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(6)
Employment Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(7)
Employment Agreement, dated as of January 14, 2010, between the Company and Myles McCormick (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.